UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Token Cat Limited

(Exact name of registrant as specified in its charter)

6F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Information contained in this form 6-K report

On January 15, 2026, Token Cat Limited (the “Registrant” or the “Company”) announced that it will hold its 2026 Extraordinary General Meeting (the “Meeting”) on February 3, 2026. Shareholders of record who hold shares of the Company at the close of business on January 14, 2026, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

At the Meeting, the shareholders will be asked to vote on (1) a proposal that the Company's authorized share capital be increased with immediate effect FROM US$3,000,000 divided into 30,000,000,000 shares comprising of (i) 24,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the articles of association of the Company, TO US$480,600,000 divided into 4,806,000,000,000 shares comprising of (i) 4,800,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, (ii) 1,800,000,000 Class B Ordinary Shares of a par value of US$0.0001 each and (iii) 4,200,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors may determine in accordance with Article 9 of the articles of association of the Company, by the creation of an additional 4,776,000,000,000 Class A Ordinary Shares of a par value of US$0.0001 each (the “Authorized Share Capital Increase”) and (2) a proposal that conditional upon the approval of the Authorized Share Capital Increase, the proposed Ninth Amended and Restated Memorandum and Articles of Association of the Company (the “Amended M&A”), in the form attached as Annex A to the notice of the extraordinary general meeting of shareholders of the Company to be held on February 3, 2026, be adopted by the Company in substitution for, and to the exclusion of, the existing Eighth Amended and Restated Memorandum and Articles of Association of the Company.

The Notice of the Meeting, the Voting Instruction Card to Registered Holders of American Depositary Shares and the proposed Ninth Amended and Restated Memorandum and Articles of Association are filed herewith as Exhibit 99.1, Exhibit 99.2 and Exhibit 3.1, respectively.

Exhibits

Exhibit No.	Description of Exhibit
3.1	Proposed Ninth Amended and Restated Memorandum and Articles of Association
99.1	Notice of 2026 Extraordinary General Meeting of Shareholders
99.2	Voting Instruction Card to Registered Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 15, 2026

Token Cat Limited

By:	/s/ Guangsheng Liu
Name:	Guangsheng Liu
Title:	Chief Executive Officer, Chief Financial Officer and Chairman

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